UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For the Period Ended: December 31, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Silvergate Bank 401(k) Retirement Savings Plan
Full Name of Registrant

Former Name if Applicable

4250 Executive Square, Suite 300
Address of Principal Executive Office (Street and Number)

La Jolla, CA 92037
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On each of March 1, 2023 and May 11, 2023, Silvergate Capital Corporation (the “Company”) filed a Form 12b-25 with the Securities and Exchange Commission (the “SEC”), disclosing that it was unable to, and does not expect to be able to, file certain reports as required under the Securities Exchange Act of 1934, as amended, for the reasons set forth therein.  For the same reasons, the Company is unable to timely file the Annual Report for the Silvergate Bank 401(k) Retirement Savings Plan on Form 11-K for the fiscal year ended December 31, 2022 (the “Form 11-K”) within the prescribed time period without unreasonable effort or expense.  The Company is working diligently to file its Form 11-K, but does not expect to be in a position to file the Form 11-K on or before the fifteenth calendar day following the due date prescribed by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Antonio Martino	(858)	362-6300
(Name)	(Area Code)	(Telephone Number)

(2)          Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒  No

The Annual Report on Form 10-K for the fourth quarter and fiscal year ended December 31, 2022 and the Quarterly Report on Form 10-Q for the first quarter ended March 31, 2023.

(3)          Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes  ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SILVERGATE BANK 401(K) RETIREMENT SAVINGS PLAN
(Name of Registrant)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

TRUSTEE OF SILVERGATE BANK 401(K) RETIREMENT SAVINGS PLAN

Date: June 30, 2023	By:	/s/ Alan J. Lane
		Name:	Alan J. Lane

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